Exhibit 99.6

ARRIS RESOURCES INC.
1250 West Hastings Street
Vancouver, BC V6E 2M4	CNSX: AAS
Tel: 604-687-0879 Fax: 604-408-9301	FSE: IGN3
info@arrisresources.com	OTCBB: ARRR.F

NEWS RELEASE	FOR IMMEDIATE RELEASE

(AMENDED NEWS RELEASE DATED DECEMBER 16, 2009)

ARRIS RESOURCES STOCK FORWARD SPLIT 1:5 EFFECTIVE AT TRADE DATE DECEMBER 24, 2009

VANCOUVER, British Columbia, Canada /December 17, 2009/ - This notice is a revised amended news release relating to the original dated December 16, 2009.

Due to CNSX workflow the original advised record date of December 21, 2009 has been changed to December 23, 2009.

All other conditions remain the same.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Lucky Janda, President

“Neither Canadian National Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CNSX) accepts responsibility for the adequacy or accuracy of this release."